Exhibit 99.2

Press Release

Chi-Med Highlights Oral Presentations at 2019 ESMO Asia Annual Meeting

London: Monday, November 25, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) shared analyses from two clinical studies of savolitinib and fruquintinib at the fifth European Society for Medical Oncology Asia Congress (“ESMO Asia”) on November 22 to 24, 2019 in Singapore.

Savolitinib: the TATTON study was selected as a late-breaking presentation in the Presidential Session at ESMO Asia.

Presentation Title:	TATTON Expansion Cohorts: A Phase Ib Study of Osimertinib Plus Savolitinib in Patients (pts) with EGFR-Mutant, MET-Positive NSCLC Following Disease Progression on a Prior EGFR-TKI
Presenting Author:	Ji-Youn Han, Center for Lung Cancer, National Cancer Center, Korea
Other Authors:

Lecia V. Sequist, Myung-Ju Ahn, Byoung Chul Cho, Helena Yu, Sang-We Kim, James C-H Yang, Jong Seok Lee, Wu-Chou Su, Dariusz Kowalski, Sergey Orlov, Mireille Cantarini, Remy B. Verheijen, Anders Mellemgaard, Paul Frewer, Xiaoling Ou, Geoffrey Oxnard

Abstract #:	LBA2
Session:	Presidential Session
Date & Time:	Saturday, November 23, 2019, 11:40 AM
Location:	Suntec Singapore Convention & Exhibition Centre, Hall 406

Earlier results of this study (cut-off date of August 31, 2017) were first presented on October 17, 2017 at the World Conference on Lung Cancer (WCLC).1  Interim results from this study (cut-off date of February 28, 2018) were presented on March 31, 2019 at the American Association of Cancer Research (AACR) Annual Meeting2 (clinicaltrials.gov identifier: NCT02143466).

The TATTON trial supports SAVANNAH, an ongoing Phase II clinical trial exploring the combination of savolitinib and Tagrisso® to overcome mesenchymal epithelial transition receptor (“MET”)-driven endothelial growth factor receptor (“EGFR”)-tyrosine kinase inhibitors (“TKI”) resistance following treatment with Tagrisso® (clinicaltrials.gov identifier: NCT03778229).

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  In clinical studies to date in over 1,000 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in lung cancer, kidney cancer, and gastric cancer with an acceptable safety profile.  Chi-Med is currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combinations.

Fruquintinib (Elunate®): Final results from the Phase II study of fruquintinib in combination with Iressa® in China in the first-line setting for patients with advanced or metastatic non-small cell lung cancer (“NSCLC”) with EGFR activating mutations will be presented.  The primary objective of this exploratory study is to determine the safety and tolerability and median progression-free survival (PFS) of the fruquintinib and Iressa® combination.

Presentation Title:	Phase II Study of Fruquintinib Plus Gefitinib in Stage IIIb/IV NSCLC Patients Harboring EGFR Activating Mutations
Presenting Author:	Shun Lu, Shanghai Chest Hospital, Shanghai Jiao Tong University
Other Authors:	Jianying Zhou, Xiaomin Niu, Yiping Chen, Weiguo Su
Abstract #:	478O
Session:	Mini Oral session - Thoracic cancers

Date & Time:	Saturday, November 23, 2019, 5:00 PM
Location:	Suntec Singapore Convention & Exhibition Centre, Hall 407

Earlier results of this study (cut-off date of October 10, 2017) were first presented on October 15, 2017 at the World Conference on Lung Cancer (WCLC)3 (clinicaltrials.gov identifier: NCT02976116).

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor receptor (“VEGFR”) 1/2/3.  VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis.  Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  Chi-Med retains all rights to fruquintinib outside of China and is partnered with Eli Lilly and Company in China.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 470 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib and savolitinib, plans to initiate clinical studies for fruquintinib and savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates fruquintinib and savolitinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib and savolitinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com

Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman		+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Atholl Tweedie, Panmure Gordon (UK) Limited		+44 (20) 7886 2500

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1 Ahn M-J, et al. TATTON Phase Ib Expansion Cohort: Osimertinib Plus Savolitinib for Patients with EGFR-mutant MET-amplified NSCLC After Progression on Prior EGFR-TKI. 2017 World Lung Cancer Congress (WCLC) Abstract #8985. Presented on October 17, 2017.

2 Sequist LA, Lee JS, Han JY, et al: TATTON phase 1b expansion cohort: Osimertinib plus savolitinib for patients with EGFR-mutant, MET-amplified NSCLC after progression on prior third-generation epidermal growth factor receptor tyrosine kinase inhibitor. 2019 AACR Annual Meeting (AACR) Abstract CT033. Presented on March 31, 2019.

3 Lu, et al.  A Phase II study of fruquintinib in combination with gefitinib in stage IIIb/IV NSCLC patients harboring EGFR activating mutations. 2017 World Lung Cancer Congress (WCLC) Abstract #JCSE 01.12.  Presented on October 15, 2017.